

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

August 3, 2007

Mr. Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

> **Re: Heckmann Corporation
> Registration Statement on Form S-1
> File No. 333-144056
> Filed June 26, 2007**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has

received clearance by the NASD.

2.   Prior to the effectiveness of the company's registration statement, please have an American Stock Exchange representative confirm with us that your Units have been approved for listing.

3.   Please tell us the factors you considered in determining to value this offering at $500,000,000. What factors did you consider when determining that you might need $491,750,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. We may have further comment.

4.   Please clarify whether the company will or may, invest alongside other blank check companies or private equity firms in pursuing a target business. In addition, please disclose whether the company may invest alongside an affiliate of the company or management. In this respect we note Mr. Quayle's ties to Ceberus.

5.   In an appropriate – and separately captioned – section of your document, but also in the summary, please identify any and all provisions of your offering (and articles of incorporation) which you believe to be obligations to your shareholders and state the vote required for modifying such provisions. Clearly indicate how the founders will vote in any proposal to modify those provisions.

Registration Facing Page

6.   Please check the box to indicate that this is a Rule 415 offering.

7.   We note that the registration statement covers "an indeterminable number of additional shares of common stock that are issuable by reason of the anti-dilution provisions of the warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Cover Page

8.   We note your reference on the cover page and elsewhere to acquiring control through a re-organization. In an appropriate section, please revise to further discuss this and the unique risks associated with acquiring a company in this manner.

9.   We note your statement that "we expect that the public offering price will be $8.00 per unit." (Emphasis added.) We do not understand why you indicate the company expects the $8.00 per unit price. Revise as appropriate.

10.   Here, and elsewhere in your document, you indicate that your shareholders will be entitled to receive $7.78 per share in distributions in the event of your liquidation. Given the uncertainty associated with the status of the trust, and the amount of creditors you would have, the word entitled appears to be too strong. Please revise to clarify.

Table of Contents

11.   We note your statement that "the information in this document may only be accurate on the date of this document." The noted statements are inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

Prospectus Summary, page 1

12.   Please revise to indicate the amount of the consideration paid for the issuance of the 17,968,750 units to the founders.

13.   Starting on page one, the company presents biographic summaries of its management which appear to be more appropriate as Item 401 disclosure than Summary disclosure. We also note that this information is repeated in the Proposed Business section. Please revise to:

        a. Shorten the summary and eliminate duplicative disclosure;

        b. Ensure that this disclosure is not unduly promotional and is balanced;

        c. Include a statement that management's past successes are not necessarily indicative of future success, especially given the unique SPAC structure.

14.   Please clarify, in the appropriate section, whether Mr. Heckmann will be subject to any non-compete agreement associated with his retirement from K2. If so, please revise to address the scope of this agreement and its impact on the company.

15.   In an appropriate section, please indicate whether you will acquire or invest in any company which is or was a portfolio company of an entity with which your board/management is or was affiliated.

16.   Please confirm that all of the purchasers in the private placement are using their own funds to purchase their securities.

17.   We note that Heckmann Acquisition LLC will be a purchaser in the private placement and will also be responsible for indemnifying the trust. Please revise to indicate that the LLC will not transfer, or issue additional, interests in itself prior to the expiration of the escrow periods. In addition, please confirm the amount of net assets on the LLC's balance sheet as of the most recent practicable date.

18.   We note your statement that "the founders' warrants and units will be substantially similar to the warrants and units sold in this offering, although our founders have agreed to place these warrants and units in escrow until after consummation of a business combination." (Emphasis added.) We also note your statement that the founders units, common stock and warrants "will be identical to the units, common stock and warrants offered by this prospectus." Revise your disclosure as appropriate. Clarify the differences between the founders' warrants and units and the warrants and units sold in the prospectus.

19.   Please clarify whether there is any limit on the reimbursement of out-of-pocket expenses to your officers and directors.

20.   Please note that Rule 419 was promulgated under the Penny Stock Reform Act, not the Securities Act of 1933.

21.   Please revise to clarify whether the deferred underwriters' fees will be paid to the shareholders (1) if you dissolve without consummating a business combination and/or (2) who elect to convert their shares in connection with a business combination.

22.   We note that the company will pay Mr. Heckmann $10,000 per month for office and administrative expenses. Please revise to clarify how this amount was determined, and include disclosure comparing it against other SPACs.

23.   Revise to clarify how the shares acquired in the private placement will be voted. Also clarify whether the shares acquired in the private placement have conversion rights with respect to those shares. Finally, address whether the shares acquired in the private placement have a right to receive distributions upon the company's dissolution and liquidation.

24.   Please disclose whether the company has taken any steps to confirm Heckmann Acquisition LLC's ability to satisfy its indemnification obligation.

25.   Please clarify the disclosure here and throughout to indicate that your 30% conversion threshold, combined with your 80% fair market value requirement, will likely require you to issue additional debt or equity to finance your acquisition.

26.   Please clarify whether you will require converting shareholders to tender their certificates prior to the consummation of a business combination.

Summary Financial Data, page 15

27.   Show us how you calculated "as adjusted" working capital. It appears this amount should be consistent with your total assets as there do not appear to be any "as adjusted" non-current assets or current liabilities.

Risk Factors, page 17

28.   We note your statement that "the risk and uncertainties described below are not the only ones facing us … Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us." You should not reference risks that are not deemed material. Revise to delete the noted statements.

29.   We note your cross-reference to the section "Proposed Business – Consummating a business combination – Dissolution and liquidation if no business combination is consummated" in your third risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

30.   Please revise your page 17 risk factor to address whether the company intends to comply with Section 280 or 281(b) of the Delaware General Corporation Law. In addition, please address the timeframe for returning investors funds associated with the choice you make under each section.

31.   Please revise your risk factor on page 21 to identify any other "blank check" companies your directors are currently affiliated with.

32.   Please clarify the text of your page 22 risk factor "The units, shares of common stock and warrants …" For example, are the private placement shares entitled to distributions? Also, please revise to indicate that, because your officers have paid less, on average, for their securities, a transaction may be profitable for them even if it is unprofitable for the public shareholders.

33.   Please clarify why your page 23 risk factor "Because of the significant competition …" refers to the banking and financial services industry. In addition, please revise this risk

factor to improve its clarity, and ensure that it presents a more focused discussion of the risk identified in the header. Finally, please disclose the number of blank check companies which have dissolved without acquiring a target.

34. Please revise the risk factor "if we are unable to maintain a current prospectus…" to clarify (i) under no circumstances will the company be required to net cash settle the exercise of the warrants (consistent with the Warrant Agreement) and (ii) that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

35. Please revise your risk factor disclosure to address the risk that your negotiating position relative to your target will decrease with time as the target may be able to leverage your dissolution requirement to extract concessions that an operating company or private equity investor would be unwilling to make.

36. Please revise to indicate whether the founders' and underwriters' warrants are exercisable on a cashless basis.

Cautionary Note Regarding Forward Looking Statements, page 31

37. Please reconcile your statement that you "undertake no obligation to publicly update any forward looking statement …" to the requirements of, among other rules, Rule 512 of Regulation S-K.

Use of Proceeds, page 33

38. Your Use of Proceeds presentation indicates that you will not have any proceeds held outside the trust immediately following the offering and that you will rely on interest released to you to fund your operations. Please revise to provide a tabular summary of your expected future expenses – including, target company due diligence expenses, administrative expenses, etc. In this regard, portions of footnote 3 may be reorganized to more clearly present this disclosure. We may have further comment.

39. Please provide support for your statement that, "[a]ssuming an interest rate of 3.0% and a liquidation or conversion event more than 12 months from the consummation of this offering, we also expect that there will be a sufficient amount in the trust account to return more than $8.00 per share to our shareholders." Alternatively, revise this statement.

40. Please revise the estimated offering expenses in the Use of Proceeds table in to address the repayment of the $258,300 loan to Mr. Heckmann.

41. We note the statement at page 34 in footnote 3 that "these expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth

herein." Please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

Proposed Business, page 44

42.   We note that you disclose a significant amount of information concerning Mr. Heckmann's business experience. However, it appears, based on this disclosure, that his experience is weighted toward operating entities and later engaging in sales transactions. To the extent that you are able to respond consistent with our prior comment on this issue, please revise to discuss Mr. Heckmann's experience locating, conducting diligence, and consummating, business combinations.

43.   We note that the entirety of your board appears to have ties to K2. Please revise to: (1) clarify how your board and management were assembled; (2) disclose whether management will consider a transaction with K2, its parent, or any affiliate of either, as well as a competitor of any of the foregoing; and, (3) clarify the degree of overlap between your intended focus and the activities of K2.

44.   On page 47 you disclose that, "[i]f [y]our board is not able to independently determine that the target acquisition has a sufficient fair market value, we may obtain an opinion from an unaffiliated, independent third party appraiser, which may or may not be an investment banking firm …" Please clarify the meaning of this statement. For example, what sorts of situations are you addressing and what sort of analysis would be prepared to support the board's conclusion that an opinion was not worthwhile despite its inability to conclude on the fairness of the transaction?

45.   Please revise to discuss the timeframe for winding up your affairs and distributing shareholder funds, in the event that you dissolve.

46.   We note your disclosure that you expect to have employees after this offering to assist with financing and due diligence. Please revise to disclose the number of employees you anticipate hiring and the amount budgeted for salaries.

47.   Revise to add a section that addresses in detail the procedures required by investors for conversion

48.   We note your statement, on page 51, that "as otherwise permitted in the amended and restated certificate of incorporation". Please clarify when the proceeds may be disbursed other than in connection with a business combination or upon dissolution and liquidation. We may have further comment.

Legal Proceedings, page 53

49.   We note the phrase "to the knowledge of management, there is no litigation currently
       pending …." Management is in a position to know whether there is any currently pending
       litigation. Please revise as appropriate.

Management, page 57

50.   Please revise the biography of Mr. Heckmann to indicate the month and year when he began
       his position with K2. Also revise to indicate the month and year when U.S. Filter was sold.

51.   In the biography of Mr. Holtz, please indicate the month and year when he became a
       television analyst for ESPN. Also indicate when he retired as head football coach of the
       University of South Carolina.

52.   In the biography of Mr. Osborne, please revise to indicate the month and year when he
       assumed the position as Faculty Director of the Harold Price Center for Entrepreneurial
       Studies.

53.   In conducting our background research we noted that three of your directors were named as
       defendants in McMichael v. United States Filter Corp., 2001 U.S. Dist. LEXIS 3918. This
       case, which was dismissed with leave to amend in 2001, alleges that the board – including
       Messrs. Heckmann, Osborne, and Quayle, breached their fiduciary duties in connection
       with United States Filter Corporation's sale to Vivendi. As an initial matter, please confirm
       to us that this issue was resolved by this case – that is, the defendants did not negotiate a
       settlement after the fact to preclude an appeal. Also, given the nature of your offering –
       with its emphasis on management's experience etc., please address why you opted to
       exclude disclosure about this case, especially when your biographic disclosure goes back to
       1971.

54.   We note that two of your directors will potentially stand for election prior to a business
       combination. Please revise to indicate whether your existing shareholders have agreed, in
       any manner, to vote their shares in favor of the re-election of these directors. In addition,
       please clarify whether you will have any procedures in place to ensure that any offering
       related provisions applicable to your current directors are applied to your new directors.
       For example, will a subsequent director also be subject to a right of first refusal in favor of
       the company, etc.

55.   Please clarify whether Mr. Heckmann is independent under your "Audit Committee"
       disclosure on page 59.

Conflicts of Interest, page 60

56.   Please revise your disclosure under this section to provide more expansive, detailed, factual disclosure about the actual conflicts of interest which will exist immediately following the offering. In this regard:

        a. Disclose the names of each entity which is reasonably likely to create a conflict of interest with respect to your existing board;

        b. Clarify how that conflict will be resolved (i.e., is there a pre-existing fiduciary duty which would require an opportunity to be presented to another entity prior to being presented to you);

        c. Clarify who will be responsible for exercising any right of first refusal on the part of the company with respect to a conflict of interest; and,

        d. Disclose the procedures that the company will follow for resolving conflicts of interest.

57.   Please provide more disclosure about the potential issues which might arise were your management to enter into consulting or employment agreements as part of the business combination.

Principal Stockholders, page 62

58.   Please disclose the names of your promoters.

59.   Please revise to indicate the number of officers and directors in the group.

Certain Relationships and Related Party Transactions, page 64

60.   Please clarify your statement "the proceeds we receive from the sale of these units and warrants will be placed in the trust account for the benefit of our public stockholders (including our founders with respect to the 687,500 private placement units)."

61.   Please revise your disclosure on page 65 to indicate that Roth Capital Partners is underwriting a portion of your offering.

Underwriting, page 78

62.   Please revise your tabular presentation to disclose the offering expenses specified in Item 511 of Regulation S-K, if applicable. Your attention is directed to Instruction 2 of Item 508

of Regulation S-K.

63.   We note your disclosure on page 79 that the underwriters have reserved units for sale to employees, directors and other affiliates of the company. Please clarify the meaning of this disclosure, and advise us of any contacts that you or the underwriters have had with these parties.

Financial Statements

General

64.   We note that you intend to amend and restate your certificate of incorporation increase your authorized shares. Please revise the financial statements to provide disclosure regarding the timing and nature of this change. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrants and UPO (as well as the founder warrants), and there is no disclosure regarding any subsequent increase in authorized shares.

65.   Please revise to disclose the fair value of the private placement warrants, including all assumptions and the method used for your determination. Also, revise MD&A to disclose the impact of these warrants on your financial statements.

66.   Please revise disclose the estimated fair value of the UPO and the major assumptions used to value it. Also, revise your disclosure on pages 41 and 79 to include these assumptions.

67.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, F-2

68.   Please revise your filing to include a signed report of your independent accountant consistent with the guidance of Rule 2-02(a) of Regulation S-X.

Notes to Financial Statements

Note 6 – Proposed Offering (Unaudited), page F-8

69.   Considering your financial statements include the details of the proposed offering, please revise to disclose underwriter fees and discounts to be paid in conjunction with the proposed offering.

70.   Please revise to disclose the terms and conditions of the $10 million private placement of warrants and units consistent with the disclosure on page 7.

71.   We observed that Note 6 has been designated as "unaudited." Tell us why this designation is appropriate. It is our understanding that this note should be audited. Please have Note 6 audited and have your independent accountant revise their report accordingly.

Part II

Exhibits

72.   We note that the registrant has not filed several exhibits. Please note that we will review and comment upon these exhibits when they are filed.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg A. Noel, Esq.
Fax: (213) 687-5600